JINGLZ, INC.



ANNUAL REPORT
December 31, 2017

10802 Lake Wynds Court Boynton Beach, FL 33437
https://www.JinglzInc.com

BUSINESS AND GENERAL OVERVIEW

Jinglze, LLC ("LLC") was founded on June 20, 2014 as a Florida Limited Liability Company for the purpose of developing mobile device applications, marketing data & research products and an internet platform for the distribution of mobile advertising. On March 9, 2017, Jinglz, Inc. was incorporated and registered with the state of Florida. On April 4, 2017, the LLC was dissolved, and the assets were sold to Jinglz, Inc. The partners in the LLC were issued 10,000,000 shares of Jinglz Class A common stock for their equity in the LLC. Jinglz, Inc. continues to provide the same service as the LLC.

Jinglz has developed an eponymous mobile development platform that revolutionizes current online advertising models where advertisers, publishers, and users connect in a fair, meaningful way. Jinglz products consist of software, data and digital advertising distribution. All software applications and data products are developed in-house, or, as needed, with the use of some contracted consultants. The distribution of digital advertising is achieved through the display of ads on our mobile applications (which are available to consumers for free via Apple iTunes and Google Play Store) and, in the future, through an API that other software companies may use to distribute the ads for which we hold insertion orders in exchange for a revenue split. As such, the primary source of revenue is from advertisers and advertising agencies seeking distribution of digital advertising.

Throughout this Annual Report references to "we", "our", "us", "Jinglz", "the Company", and similar terms refer to Jinglz, Inc.

Competition

Our competition consists primarily of Google and Facebook (the two largest distributors of digital advertising) and other ad networks that engage in similar revenue split exchanges with independent mobile app publishers. Our competitive advantage, in the case of distribution, is that we offer "verified engagement"-- a guarantee using our technology that the app user watches and listens to the ads shown.

Employees

As of the year ended December 31, 2017, the Company had 10 employees.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company incorporates viewer validation and gamification with social rewards by having developed intellectual property and algorithms. These include facial, gaze and volume detection; an algorithm that randomly selects and ranks user positions for each jackpot drawing; rewards paid using a tiered level distribution; calculation of jackpot and total users entered in each hourly drawing; capturing user generated demographic profiles through queries; matching advertisers ad campaigns to users demographics; and method of random payout amounts while distributing referral payments based on the number of available referrals who have downloaded the app. The Company addresses verification and ad fraud through its Verifiable Viewer View process. The advertiser will know that their audience watched the entirety of their ads (no skipping the ad or looking away) since the user is required to keep their eyes directed toward the screen with the volume up.

RISK FACTORS

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this Annual Report before deciding to purchase our common stock. Our business, financial condition or results of operations could be affected materially and adversely by any or all of these risks.

THE FOLLOWING MATTERS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

We have a limited operating history and have not yet generated any revenues

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of investing. We have not yet completed the development of our product and have not generated any revenues.

Our patents and intellectual property may be unenforceable or ineffective

One of the Company's most valuable assets is its intellectual property. We currently have a patent pending, as well as several trade secrets. The Company intends to continue to file additional patent applications, trademarks, copyrights, internet domain names and trade secrets to build its intellectual property portfolio as we discover new technologies.

There are several potential competitors who are better positioned to garner the majority of the market

We compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have better financial means and marketing/sales and human resources. They may succeed in developing and marketing competing equivalent products or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

We may need to raise additional capital to fund continuing developments and an inability to raise the necessary capital or to do so on acceptable terms could threaten the success of our business.

We estimate that we will require at least $3 million to expand and scale our business. We launched a Title III, Crowdfunding campaign during the year ended December 31, 2017. This campaign closed during the first quarter of 2018. The Company was able to raise $874.567 from this campaign. If it is necessary to raise additional funds prior to the generation of revenue, we cannot be sure that any additional funding will be available on terms favorable to us or at all. Debt or equity financing may subject us to restrictive covenants and significant interest costs. If we obtain funding through a strategic

There is no current market for our common stock and there may never be an active market for our common stock and we cannot assure you that the common stock will become liquid or that it will be listed on a securities exchange.

We are unable to assure investors that a market for our common stock will develop. If no public markets become available, stockholders will have difficulty selling shares. In addition, certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock.

Our business projections are only estimates

There is no assurance that the company will meet these estimated projects. There is also no assurance that there will be sufficient demand for our products.

Current management must effectively manage and support the growth of the business

The management team has full control in all areas of operations to execute the business strategy. Managing growth will place significant demands on the management team as well as on individual administrative, operational and financial systems and controls. Any inability to effectively manage, finance or support the Company's anticipated growth could have a materially adverse effect on the business and the results of its operations.

The Company may have difficulty evaluating business and prospects as mature competitors or new business entities enter the marketplace

The Company may be unable to recognize and/or respond to trends, changing preferences or competitive factors within the industry which may result in a material adverse effect on our business and operations. The Company cannot assure its have the ability to successfully use new business strategies or adapt its business models in a changing market. The Company is entirely reliant on our ability to recognize and respond to trends, changing preferences or competitive factors within the commercial industry.

The Company's business model includes two areas-sweepstakes and privacy of personal information-regulated by the federal and state governments

Although the Company believes it has taken adequate steps adequate for the company with regards to the rules applicable to sweepstakes and compliance with privacy requirements, this is a highly regulated area and the rules are subject to change and interpretation.

Management's ownership of Class B Common Stock makes change in Company control difficult

At the year ended December 31, 2017, the Chief Executive Officer/Chairman owns 76.8% of the shares of Class B common stock that has 10 voting rights per share. Current investors in Class A common stock will have 1 vote per share. This disproportionate number of voting rights would make a change in control of the Company difficult and may adversely affect the value of the Class A common stock.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULT OF OPERATION**

The following discussion and analysis of financial condition and results of operations relates to the operations and financial condition reported in the financial statements of Jinglz, Inc. for the years ended December 31, 2017 and 2016 and should be read in conjunction with such financial statements and related notes included in this report.

Overview

Jinglz has developed an eponymous mobile development platform that revolutionizes current online advertising models where advertisers, publishers, and users connect in a fair, meaningful way. Jinglz products consist of software, data and digital advertising distribution. All software applications and data products are developed in-house, or, as needed, with the use of some contracted consultants. The distribution of digital advertising is achieved through the display of ads on our mobile applications (which are available to consumers for free via Apple iTunes and Google Play Store) and, in the future, through a Software Development Kit that other mobile app publishers may use to distribute the ads for which we hold insertion orders in exchange for a revenue split. As such, the primary source of revenue is from advertisers and advertising agencies seeking distribution of digital advertising.

Results of Operations of Jinglz for the Twelve-month Period Ended December 31, 2017 vs. 2016

REVENUES: Jinglz has not yet generated any revenue. The Company expects to begin generating revenue during the second quarter of 2018.

OPERATING EXPENSES: Total operating expenses increased to $702,264 for the year ended December 31, 2017 from $475,335 for the year ended December 31, 2016. The increase is primarily a result of an increases in salaries and wages as the employee base increased and an increase in rewards paid for consumers' evaluating the advertising.

LOSS: The Company incurred a net loss of $736,686 for the year ended December 31, 2017, compared with a net loss of $485,769 for the year ended December 31, 2016, which reflects an increase of $226,929. The increase is a result of salaries and wages and rewards as noted above and in increase in accrue interest expense on the convertible debt issued during the year ended December 31, 2017.

Liquidity and Capital Resources

As of December 31, 2017, we had negative working capital of $1,304,084 compared to negative working capital of $590,029 as of December 31, 2016. The main portion of the negative working capital increase is the issuance of convertible debt. Cash flows provided by financing activities were $630,823 and $48,660 for the years ended December 31, 2017 and December 31, 2016, respectively. The increase in cash flows from financing activities was from the issuance of convertible debt for cash. The cash balance as of December 31, 2017 was $22,704.

For the year ended December 31, 2017, there was a negative cash flows from operations of $596,934 compared to a negative cash flows from operations of $57,553 for the year ended December 31, 2016. This is primarily due to increase net loss and software development expenditures. We raised $874,567 through the Crowdfunding campaign through the end of the first quarter of 2018. Our ability to meet our obligations depends on our ability to obtain additional financing if needed. We cannot predict whether this additional financing will be in the form of equity or debt or be in another form. We may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In any of these events, we may be unable to implement our current plans which circumstances would have a material adverse effect on our business, prospects, financial conditions and results of operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date of this report are as follows:

Aaron Itzkowitz	Chief Executive Officer & Chairman
Dewey Robbins	Chief Product Officer
Ron Erickson	Director
Chris Flint	Chief Technical Officer
David Markowski	Chief Financial Officer

Aaron Itzkowitz, Chief Executive Officer and Chairman of the Board of Directors. Mr. Itzkowitz has extensive experience in technology management and in growing traditional and start-up businesses to profitability. He has launched companies and also worked as a business consultant for small to Fortune 100 companies to increase revenue, implement cost cutting programs and guide manufacturing and technology expansion. He led a Hewlett Packard initiative to build an on-demand solution to introduce their wide format printers. He also founded and served as CEO of FrameLogix Inc., an online photo framing fulfillment business. Partners included Snapfish.com, Kodak and AOL. He was an independent business consultant serving clients in various industries from September 2015 through March 2017. From September 2014 through August 2015, he led sales efforts for Bruce Fox Inc., a manufacturer of custom award products. In the years beginning November 2006 through August 2014 he led Successories.com and its subsidiaries as CEO, President and COO.

Dewey Robbins, Chief Product Officer. Mr. Robbins has been with Jinglz since August 2016. Prior to joining Jinglz and since 2002, he focused on online gaming where his love for the game of poker and his digital marketing background merged resulting in generating millions of dollars in earnings and affiliate sales. He developed a content-based approach, understanding his players' motivation for taking action and where to send those players to have the most value. When the online poker industry began a downward trend in 2009, he exited comfortably prior to the industry's collapse in 2011. He leads the Jinglz user acquisition and product management. He previously worked as a Digital Marketing Specialist at the American Safety Council from November 2016 through March 2017. From August 2005 through February 2017, he was an independent digital marketing consultant. He is a graduate of University of Central Florida.

Ron Erickson, Director, Mr. Erickson has been member of the board of directors since October 2017. He is a business executive, lawyer and angel investor based in Seattle. After co-founding Microrim in 1981, he has either founded or served as an executive for companies such as GlobalTel Resources, Inc., GlobalVision, Inc, Egghead Software, Inc. and Blue Frog Media. He was the sole investor in Double Down Interactive, a social video game studio that was sold for up to $500 million in 2012. He has been CEO and Founder of Visualant since March of 2003.

Chris Flint, Chief Technical Officer. Mr. Flint has served as Chief Technical Officer since May 2017. He has expertise developing and maintaining new and existing applications using modern programming languages. He worked as Chief Data Architect at a national SaaS company managing and developing databases on multiple platforms and the setup and maintenance of development infrastructure. He has performed in many information technology roles including Software Engineer at a Fortune 1000 firm which provides solutions for national security from May 2013 through December 2016. He most recently worked as a Solution Engineer for Deloitte Management Consulting from December 2016 through July 2017. Mr. Flint is a graduate of the University of Central Florida.

David Markowski, Chief Financial Officer. Mr. Markowski has been CFO of Jinglz since July 2017. Mr. Markowski was recently appointed Managing Director of Dynasty Wealth, LLC, which had provided certain promotional services to the Company. He is also serving as CFO of eWellness Healthcare Corporation. From October 1997 to October 2002 he was CEO and Co-Founder of GFNN, Inc. From 2002 to 2013 Mr. Markowski has maintained various active roles within GFNN's subsidiaries including Founder, Director and CEO positions. From October 2009 to December 2011, he was the Director of Corporate Development for Visualant, Inc. From June 2003 to 2010 he was President of Angel Systems, Inc. an independent consulting firm with competencies in strategic marketing and business development. From January 1998 to October 1998, Mr. Markowski served as the Vice President of Finance for Medcom USA, a NASDAQ listed company. Mr. Markowski served as CEO and Co-Founder of Newsgrade Corporation coordinating all aspects of corporate development and technology expansion for an $18 million software project requiring the efforts of ninety-five highly skilled team members. Prior to that, he had a decade of investment banking experience on Wall Street involved in financing start-ups and public offerings. He is a business development specialist with accolades in INC Magazine and others. Mr. Markowski obtained a BA degree in Marketing from Florida State University.

RELATED PARTY TRANSACTIONS

For the years ended December 31, 2017 and 2016, the Company had loans payable to a related party of $196 and $574, respectively.

Our management team includes David Markowski who is serving as CFO of the Company pursuant to a consulting agreement that expires on June 30, 2018. Mr. Markowski is also the Managing Director of Dynasty Wealth LLC, which had provided certain promotional services to the Company pursuant to an agreement that terminated on January 24, 2018, The Company has issued 100,000 shares of its Class B common stock to Dynasty Wealth and is obligated issue an additional 119,019 shares of Class A common stock. These shares have not yet been issued. Because of his position with Dynasty Wealth, Mr. Markowski may be deemed to beneficially own those shares. Mr. Markowski is not required to devote his full time to his role as CFO and, in addition to his role with Dynasty Wealth, has other significant roles with other companies.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Principal Security Holders

The Company's CEO and Chairman of the Board of Directors owns 76.8% of the shares of Class B common stock.

Classes of securities

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock. At the date of this report there are no shares issued and outstanding. There are no voting rights or rights of distribution associated with the preferred stock.

Class A Common Stock

The Company is authorized to issue up to 80,000,000 shares of Class A common stock. At the date of this repot there are 1,911,487 shares of Class A common stock issued and outstanding. The holders of Class A common stock have one voting right per share.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for distribution as dividends. The payment of dividends on the Class A common stock will be a business decision made by the Board of Directors from time to time based on the results of operations and financial condition and any other factors considered to be relevant. Payment of dividends on the Class A Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the Company from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, holders of Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of the Company's Class B common stock, preferred stock and any additional classes of preferred stock that we may designate in the future.

<u>Class B Common Stock</u>

The Company is authorized to issue up to 20,000,000 shares of Class B common stock. At the date of this report there are 10,650,000 shares of Class B common stock issued and outstanding. Holders of Class B common stock have ten (10) voting rights per share.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Class B common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A common stock, preferred stock and any additional classes of preferred stock that we may designate in the future.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Section 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C-AR and has duly caused this Annual Report to be signed on its behalf by the duly authorized undersigned on April 4, 2018.

JINGLZ, INC.

By   /s/ Aaron Itzkowitz

Title: Chief Executive Officer
        Chairman of the Board of Directors

EXHIBIT A – FINANCIAL STATEMENTS AND FOOTNOTES

JINGLZ, INC.
BALANCE SHEETS
(unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
CURRENT ASSETS		
Cash	$ 22,704	$ 12
Prepaid expenses	-	-
Total current assets	22,704	12
Property & equipment, net	10,575	-
Deposits	900	-
Software Development, net	146,444	-
TOTAL ASSETS	$ 180,623	$ 12
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 174,596	$ 201,206
Accrued compensation	328,735	196,000
Convertible debt	704,200	73,200
Loan payable	119,061	119,061
Loan payable - related party	196	574
Total current liabilities	1,326,788	590,041
Total Liabilities	1,326,788	590,041
STOCKHOLDERS' DEFICIT		
Preferred stock,, authorized, 50,000,000 shares, $.001 par value, 0 shares issued and outstanding	-	-
Common stock, authorized 100,000,000 shares, $.001 par value consisting of Class A common stock, 80,000,000 shares authorized, 0 shares issued and oustanding and Class B common stock, 20,000,000 shares authorized, 10,650,000 and 10,000,000 shares issued and outstanding, respectively	10,650	10,000
Additional paid in capital	188,500	8,600
Accumulated deficit	(1,345,315)	(608,629)
Total Stockholders' Deficit	(1,146,165)	(590,029)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 180,623	$ 12

The accompanying notes are an integral part of these financial statements

JINGLZ, INC.
STATEMENTS OF OPERATIONS
(unaudited)

		Year Ended		
		December 31, 2017		**December 31 2016**
OPERATING EXPENSES				
Executive compensation	$	193,500	$	193,500
General and administrative		182,266		22,796
Rewards		43,058		15,588
Professional fees		283,440		243,451
Total Operating Expenses		702,264		475,335
Loss from Operations		(702,264)		(475,335)
OTHER INCOME (EXPENSE)				
Loss on sale of asset		(150)		-
Interest expense		(34,272)		(10,434)
Net Loss before Income Taxes		(736,686)		(485,769)
Income tax expense		-		-
Net Loss	$	(736,686)	$	(485,769)

The accompanying notes are an integral part of these financial statements

JINGLZ, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
(Unaudited)

	Preferred Shares		Common Shares		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid in Capital	Deficit	Deficit
Balance at January 1, 2015	-	$ -	10,000,000	$ 10,000	$ 8,600	$ (16,074)	$ 2,526
Net loss						(106,786)	(106,786)
Balance at December 31, 2015	-	-	10,000,000	$ 10,000	8,600	(122,860)	(104,260)
Net loss						(485,769)	(485,769)
Balance at December 31, 2016	-	$ -	10,000,000	$ 10,000	$ 8,600	$ (608,629)	$ (590,029)
Shares issued for services	-	-	650,000	650	179,900		180,550
Net loss	-	-	-	-	-	(736,686)	(736,686)
Balance at December 31, 2017	-	$ -	10,650,000	$ 10,650	$ 188,500	$ (1,345,315)	$ (1,146,165)

The accompanying notes are an integral part of these financial statements

JINGLZ, INC.
STATEMENT OF CASH FLOWS
(Unaudited)

	Year Ended	
	December 31, 2017	**December 31, 2016**
Cash flows from operating activies		
Net loss	$ (736,686)	$ (485,769)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	799	- .
Shares issued for consulting services	180,550	-
Changes in operating assets and liabilities		
Deposits	(900)	-
Software development	(146,444)	-
Accounts payable and accrued expenses	(26,610)	244,216
Accounts payable - related party	(378)	-
Accrued compensation	132,735	184,000
Net cash used in operating activities	(596,934)	(57,553)
Cahs flows from investing activitees		
Purchase of equipment	(11,197)	-
Employee loans	-	2,500
Net cash used in investing activities	(11,197)	2,500
Cash flows from financing activities		
Proceeds from loan payable-related party	-	460
Payments for loan payable	(177)	-
Proceeds from issuance of convertible debt	631,000	48,200
Net cash provided by financing activities	630,823	48,660
Net increase (decrease) in cash	22,692	(6,393)
Cash, beginning of period	12	6,405
Cash, end of period	$ 22,704	$ 12
Supplemental Information:		
Cash paid for:		
Taxes	$ -	$ -
Interest Expense	$ -	$ -
Non cash items:		
Conversion of accounts payale to loan payable	$ -	$ 119,060

The accompanying notes are an integral part of these financial statements

JINGLZ, INC.
(Formerly Jinglze, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND DECEMBER 31, 2016

Note 1. The Company

The Company and Nature of Business

Jinglze, LLC ("LLC") was founded on June 20, 2014 as a Florida Limited Liability Company for the purpose of developing mobile device applications, marketing data & research products and an internet platform for the distribution of mobile advertising. On March 9, 2017, Jinglz, Inc. was incorporated and registered with the state of Florida. On April 4, 2017, the LLC was dissolved and the assets were sold to Jinglz, Inc. The partners in the LLC were issued 10,000,000 shares of Jinglz Class A common stock for their equity in the LLC. Jinglz, Inc. continues to provide the same service as the LLC.

The Company's purpose is to connect consumers and advertisers through relevant video advertising, call to action and rewards for loyalty. The Company's mobile app is accessible on consumers' Apple and Android mobile devices. Within this social community, the consumer views videos to learn, discuss and share information about offers, discounts and products. Consumers are creatively rewarded for initiating tasks such as watching entire video ads, participating in polls, surveys and engage in market research and focus groups. The consumer benefits from advertiser offers while collecting both monetary and social rewards through the gamification and social experience provided by the Company's app itself.

By aggregating consumer data, the Company provides advertisers with measurable return on investment when advertising to a specific demographic, hyper targeted and geographically located audience. The Company's proprietary backend web-based ad management platform empowers the advertiser to easily coordinate and purchase their advertising campaign. The advertiser benefits by targeting their audience utilizing user generated data, engaging advertising content and business intelligence while offering and measuring in-app linked purchases.

Technology and Intellectual Property

The Company incorporates viewer validation and gamification with social rewards by having developed intellectual property and algorithms. These include facial, gaze and volume detection; an algorithm that randomly selects and ranks user positions for each jackpot drawing; rewards paid using a tiered level distribution; calculation of jackpot and total users entered in each hourly drawing; capturing user generated demographic profiles through queries; matching advertisers ad campaigns to users demographics; and method of random payout amounts while distributing referral payments based on the number of available referrals who have downloaded the app. The Company addresses verification and ad fraud through its Verifiable Viewer View process. The advertiser will know that their audience watched the entirety of their ads (no skipping the ad or looking away) since the user is required to keep their eyes directed toward the screen with the volume up.

Note 2. Summary of Significant Accounting Policies.

Basis of Presentation

The accompanying condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense for each reporting period.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid instruments with original maturities of three months or less.

Going Concern

For the years ended December 31, 2017 and 2016, the Company had an accumulated deficit of $1,345,315 and $608,629, respectively. In view of these matters, there is substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue operations is dependent upon the Company's ability to raise additional capital and to ultimately achieve sustainable revenues and profitable operations, of which there can be no guarantee. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Property and Equipment

Property and equipment are recorded at historical cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation is recorded over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The estimated useful lives for significant property and equipment categories are as follows:

Furniture and Fixtures	5-7 Years
Computer Equipment	5-7 Years
Software	3 Years

The Company regularly evaluates whether events or circumstances have occurred that indicate the carrying value of long-lived assets may not be recoverable. If factors indicate the asset may not be recoverable, we compare the related undiscounted future net cash flows to the carrying value of the asset to determine if impairment exists. If the expected future net cash flows are less than the carrying value, an impairment charge is recognized based on the fair value of the asset. For the years ended December 31, 2017 and 2016, there was no impairment recognized.

Software Development Costs

During the development stage, the Company is recording software development costs as an asset. At the time that the software is launched the Company will begin amortizing the costs over the useful life.

Intangible Assets

The Company accounts for assets that are not physical in nature as intangible assets. Intangible assets have either an identifiable or indefinite useful life. Intangible assets with identifiable useful lives are amortized on a straight-line basis over their economic or legal life, whichever is shorter. Intangible assets with indefinite useful lives are reassessed each year for impairment. If an impairment has occurred, then a loss is recognized. An impairment loss is determined by subtracting the asset's fair value from the asset's book/carrying value. For the years ended December 21, 2017 and 2016, there was no impairment recognized.

Fair Value of Financial Instruments

Financial assets and liabilities recorded at fair value in the Company's Balance Sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories, as defined by the standard, are as follows:

- Level 1 – Inputs are unadjusted, quoted prices for identical assets or liabilities inactive markets at the measurement date.
- Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability through corroboration with market data at the measurement date.
- Level 3 – Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

For certain of our financial instruments, including accounts receivable, accounts payable, and accrued expenses, the carrying amounts are approximate fair value due to their short-term nature.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, competition, technological advancements that render our technology obsolete, or changes in governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with ASC 718, "Compensation — Stock Compensation", which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on the estimated grant date fair value of the award. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's statement of operations.

The Company estimates fair value of share-based awards using the Black-Scholes model. This model requires the Company to estimate the expected volatility and value of its common stock and the expected term of the stock options; all of which are highly complex and subjective variables. The variables take into consideration, among other things, actual and projected employee stock option exercise behavior. The Company uses an average of similar companies' historical volatility as a basis for its expected volatility. Expected term is computed using the simplified method provided within Securities and Exchange Commission Staff Accounting Bulletin No. 110. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected term of the stock option or warrant

Income Taxes

The Company accounts for income taxes under FASB ASC 740-10-30. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require the consideration of a valuation allowance for deferred tax assets if it is "more likely than not" that some component or all the benefits of deferred tax assets will not be realized.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operations, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its financial statements.

Note 3. Property and Equipment

Property and equipment consists of computer equipment and furniture and fixtures that is stated at cost $11,223 and $0 less accumulated depreciation of $647 and $0 for the years ended December 31, 2017 and 2016, respectively. Depreciation expense was $797 and $0 for the years ended December 31, 2017 and 2016, respectively

Note 4. Intangible Assets

The Company recognizes the costs of software development as intangible assets. During the years ended December 31, 2017 and 2016, the Company recorded $147,444 and $0, respectively of software development costs. When the software is launched, the software costs will be amortized over the life of the software. There was no amortization expense for the years ended December 31, 2017 and 2016 because the software has not yet been launched. The expectation is to launch the software in the second quarter of 2018.

Note 5. Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Tax Cuts and Jobs Act, enacted on December 22, 2017, reduced the U.S. corporate statutory tax rate from 35% to 21% beginning on January 1, 2018. We used 26% as an effective tax rate.

Net deferred tax liabilities consist of the following components as of December 31, 2017:

	2017
Deferred tax assets:	
NOL Carryover	$ 155,575
Deferred tax liabilities	
Depreciation	-
Valuation allowance	(155,575)
Net deferred tax asset	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2017 due to the following:

	2017
Book Loss	$ (162,348)
Depreciation	-
Meals & Entertainment	2,448
Non-deductible expenses	-
Valuation allowance	159,900
	$ -

At December 31, 2017, the Company had net operating loss carryforwards of approximately $501,854 that may be offset against future taxable income from the year 2018 through 2037. No tax benefit has been reported in the December 31, 2017 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

The Company's policy is to recognize potential interest and penalties accrued related to unrecognized tax benefits within income tax expense. For the years ended December 31, 2017 and 2016, the Company did not recognize any interest or penalties, nor did we have any interest or penalties accrued related to unrecognized benefits.

The tax years ended December 31, 2016, 2015 and 2014 are open for examination for federal income tax purposes and by other major taxing jurisdictions to which we are subject.

Note 6. Advertising Expense

Advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company expensed $17,398 and $10,811, respectively.

Note 7. Related Party Transactions

During the years ended December 31, 2017 and 2016, the Company had loans payable to a related party of $196 and $574, respectively. This loan payable has no interest rate or terms as to repayment.

During the year ended December 31, 2017, the Company issued 550,000 shares of Class B common stock to the Company's Chief Product Officer for services rendered prior to the time that the Company had sufficient funds to begin paying payroll to employees.

Note 8. Convertible Notes Payable

During the years ending December 31, 2017 and 2016, the Company issued convertible notes totaling $631,000 and $48,200, respectively, for cash. All convertible notes are noncollateralized notes. The convertible notes issued during the year ended December 31, 2016 have a 10% interest rate and a conversion rate of $.45 per share. The convertible notes issued during the year ended December 31, 2017 have a 5% interest rate and a conversion rate of $.50 per share.

The total convertible notes at the year ended December 31, 0217 was $704,200. Of this total, $465,200 have a provision for automatic conversion into shares of Class A common stock when the Company has generated $1,000,000 in gross proceeds from the sale of equity securities. The remaining notes totaling $239,000 having a provision for automatic conversion into shares of Class A common stock when the Company has generated $2,00,000 in gross proceeds from the sale of equity securities. At the closing of the Crowdfunding campaign (see footnote 10) on February 28, 2018, the Company had reached the $1,000,000 mark so 1,002,470 shares of Class A common stock were issued in March 2018. For the years ended December 31, 2017 and 2016, the Company accrued interest of $23,933 and $5,336, respectively.

Note 9. Non-Convertible Loans

At the years ended December 31, 2017 and December 31, 2016, the Company had a loan payable of $119,061. This loan was transferred from an accounts payable account. This loan payable has no interest rate or repayment terms.

Note 10. Equity Transactions

Preferred Stock

The total number of shares of preferred stock which the Company shall have authority to issue is 50,000,000 shares with a par value of $0.001 per share. There have been no preferred shares issued for the years ended December 31, 2017 or 2016.

Common Stock

The total number of shares of common stock which the Company shall have authority to issue is 100,000,000 shares with a par value of $0.001 per share.

Class A Common Stock

Of the total number of shares of common stock authorized, 80,000,000 are Class A common stock with one (1) voting right per share. At the years ended December 31, 2017 and 2016, there were no Class A common stock issued and outstanding.

Class B Common Stock

Of the total number of shares of common stock authorized, 20,000,000 are Class B common stock with ten (10) voting rights per share.

Because of the merger outlined in footnote number 1, the Company acquired the assets of Jinglze LLC, the Company issued 10,000,000 shares of Class B common stock to the partners in the LLC. Per GAAP accounting, the Company reported those shares as being issued in the year ended December 31, 2016.

On August 9, 2017, the Board of Directors authorized the issuance of 550,000 shares of Class B common stock to the Chief Product Officer for services rendered. These shares were issued at $0.001 par value.

In September 2017, the Company issued 100,000 shares of Class B common stock to a consultant per an agreement signed in 2017. These shares were issued at a value of $1.80 per share.

Stock Options

On October 9, 2017, the Board of Directors authorized the 2017 Jinglz Stock Inventive Plan. The authorized the reservation of up to 3,5,00,000 shares of common stock. The plan authorizes the Board to determine from time to time eligible recipients, number of options to be issued, the exercise price and terms.

During the year ended December 31, 2017, the Company issued 928,000 options with exercise prices ranging from $0.10 to $0.50 per share. The exercise period is four years from the date of grant and the vesting is 25% per year from the date of issuance. At the year ended December 31, 2017, there were no vested options. Because the shares are not yet traded, management determined that the value of the options was minimal.

Warrants

During the year ended December 31, 2017, the Company issued 2,453,000 warrants with exercise prices ranging from $.01 to $.50 per share. The warrant exercise period is five years from the date of issuance. Management determined that the value of the warrants was minimal.

Crowdfunding

On October 9, 2017, the Board of Directors authorized the sale of shares of Class A common stock pursuant to Title III of the Jumpstart Our Business Startups and to engage an SEC registered Crowd Funding Platform. The maximum proceeds authorized was $1,070,000. This crowdfunding campaign was started in October by utilizing StartEngine Crowdfunding, Inc. The deadline for the campaign was February 28, 2018. Through this equity financing mechanism, the Company raised $874,567. These shares of Class A common stock were issued in March 2018.

Note 11. Commitments and Contingencies

Lawsuits, claims and proceedings have been or may be instituted or asserted against the Company in the normal course of business. The Company is also subject to local, state and federal laws and regulations related to land development activities, house construction standards, sales practices, employment practices and environmental protection. As a result, the Company is subject to periodic examinations or inquiry by agencies administering these laws and regulations.

The Company records a reserve for potential legal claims and regulatory matters when they are probable of occurring and a potential loss is reasonably estimable. The Company accrues for these matters based on facts and circumstances specific to each matter and revises these estimates when necessary.

In view of the inherent difficulty of predicting outcomes of legal claims and related contingencies, the Company generally cannot predict their ultimate resolution, related timing or eventual loss. If the Company evaluations indicate loss contingencies that could be material are not probable, but are reasonably possible, the Company will disclose their nature with an estimate of possible range of losses or a statement that such loss is not reasonably estimable. At the years ended December 31, 2017 and 2016, there were no claims that met this criterion, therefore, the Company did not have any accruals for asserted or unasserted matters.

On August 22, 2017, the Company signed an agreement with a consultant for accounting services. The consultant was awarded 10,000 warrants with an exercise price of $.50 per share and an exercise period of 5 years. These services are to be reimbursed on a monthly basis.

On July 1, 2017, the Company signed an agreement with a consulting firm for the services of our Chief Financial Officer. Under this contract the CFO was to receive 150,000, 5-year warrants with an exercise price of $50. His services would be reimbursed on a monthly basis.

Note 12. Subsequent Events

As noted in footnote 10, the crowdfunding campaign was completed on February 28, 2018. The campaign raised $874,567. Therefore, the Company issued 874,567 shares of Class A common stock.

During the first quarter of 2018, the Company raised $34,450 from investors at $1.00 per share. In March 2018, the 34,450 shares of Class A common stock were issued.

The covenants of the convertible debt issued in the years 2015 and 2016 plus $392,000 of convertible debt issued in 2017 required the issuance of the shares associated with the debt because of the crowdfunding and direct investment and triggered conversion of debt to equity. In March 2018, the Company issued 1,002,407 shares for a total of $465,200 debt principal and $22,015 accrued interest.